FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February, 2016

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated February 17, 2016 announcing Gilat’s fourth Quarter and year end 2015 results.

We consent to the incorporation by reference of the GAAP financial information included herein, in the Registration Statements on Form F-3 (Registration No. 333-195680) and the Registration Statements on Form S-8 (Registration Nos.  333-113932, 333-123410, 333-132649, 333-158476, 333-180552, 333-187021 and 333-204867).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated February 17, 2016	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Reports Full Year 2015 Results with a Good Fourth Quarter and Forecasted Profitable Growth For 2016

Q4 demonstrated strong profitability with quarter-over-quarter revenue growth and substantial wins

Petah Tikva, Israel – February 17, 2016 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the fourth quarter and year ended December 31, 2015.

Key Financial Updates:

•	Revenues for the fourth quarter of 2015 were $67.7 million compared to $40.3 million in the third quarter of 2015 and $73.1 million in the comparable period of 2014.

•	Revenue for 2015 was $197.5 million compared to $235.1 million in 2014.

•	EBITDA for the fourth quarter of 2015 was of $11.1 million compared to a loss of $3.4 million in the third quarter of 2015 and EBITDA of $10.4 million in the comparable period of 2014.

•	EBITDA for 2015 was $5.3 million compared to EBITDA of $23.4 million in 2014.

•
Cash balances, including restricted cash, net of short-term bank credits, increased by $32.5 million compared to September 30, 2015, resulting in a cash balance of $120.9 million as of December 31, 2015.

•	Company recorded $10.1 million impairment of long-lived assets related to the Kioscos project in Colombia.

•	Management objectives for 2016 of revenues between $290 and $310 million and EBITDA between $18 and $24 million.

“I am pleased with the results of Q4 2015, in which we demonstrated strong revenue, profit and wins, providing a positive ending to a challenging year,” said Dov Baharav, Gilat’s Interim CEO and Chairman of the Board. “We made very encouraging progress in the In-Flight Connectivity (IFC) market, further penetration to the Chinese market, with sales to Synertone, and an additional win of a $108 million project in Peru, together with high acceptance of Gilat’s HTS
X-Architecture for mobility and fixed applications including cellular backhaul.

“A prime example is SoftBank, which selected Gilat’s satellite-based cellular backhaul technology for the provision of LTE services to remote sites in Japan.  Gilat’s SkyEdge II-c Capricorn platform is the first satellite solution to deliver a 4G handset user experience on par with terrestrial networks.

“The positive developments of Q4 vindicate our strategy and give us confidence in our projected growth for 2016 and beyond,” Mr. Baharav added.

Revenues for the fourth quarter of 2015 were $67.7 million, compared to $73.1 million for the same period in 2014. Revenues for the year ended December 31, 2015 were $197.5 million, compared to $235.1 million in the year ended December 31, 2014. Revenues in the fourth quarter were below the updated management objectives, mainly due to temporary delays resulting from some regulatory issues relating to the Fitel projects in Peru.

On a non-GAAP basis, the operating income was $8.9 million in the fourth quarter of 2015 as compared to the operating income of $7.5 million in the comparable quarter of 2014. The operating loss for 2015 on a non-GAAP basis was $4.2 million compared to the operating income of $13.1 million in 2014.

On a GAAP basis, the operating loss was $3.4 million in the fourth quarter of 2015 as compared to the operating income of $5.5 million in the comparable quarter of 2014. The operating loss for 2015 on a GAAP basis was $43.7 million compared to the operating income of $5 million in 2014.

On a non-GAAP basis, the net income for the quarter was $7 million or $0.16 per diluted share compared to the net income of $4.4 million or $0.1 per diluted share in the same quarter of 2014. The net loss for 2015 on a non-GAAP basis was $12.6 million or $0.29 per diluted share compared to the net income of $7.4 million or $0.17 per diluted share in 2014.

On a GAAP basis, the net loss for the quarter was $5.2 million or $0.12 per diluted share compared to the net income from continuing operations of $2.4 million or $0.06 per diluted share in the same quarter of 2014. The net loss from continuing operations for 2015 on a GAAP basis was $52.1 million or $1.19 per diluted share compared to the net loss from continuing operations of $0.7 million or $0.02 per diluted share in 2014.

EBITDA for the fourth quarter of 2015 reached $11.1 million compared with $10.4 million in the comparable period in 2014. EBITDA for the twelve months of 2015 was $5.3 million compared with $23.4 million in the comparable period in 2014.

Key Recent Announcements:
•	Avanti Deploys HTS VSAT Networks from Gilat for Broadband Connectivity Across the UK
•	Gilat Wins Bid of $108 Million for a New Project in Peru
•	Gilat Announces Phased-Array Antenna (PAA) Program Following the Signing of a Development Agreement with an Aerospace Systems Integrator
•	Synertone, a leading Chinese satellite solutions provider, selects Gilat to enable its fixed and mobile offerings throughout China in a $12 million deal
•	CRRC, the World’s Largest Railway Transportation Supplier, Selects Gilat to Bring Satellite Connectivity to all its Trains, Worldwide
•	Gilat Launches its Revolutionary Distributed X-Architecture to Address the Growing Demands of High-Throughput Satellites (HTS) in a Single Platform

Conference Call and Webcast Details:
Gilat management will host a conference call today at 14:30 GMT / 09:30 EST / 16:30 IST (Israel Standard Time) to discuss the results. International participants are invited to access the call on (972) 3-918-0644, and US-based participants are invited to access the call by dialing (888) 281-1167. A replay of the conference call will be available beginning at approximately 17:00 GMT/ 12:00 EST/ 19:00 IST today, until 17:00 GMT/ 12:00 EST/ 19:00 IST February 20, 2016.  International participants are invited to access the replay on (972) 3-925-5900, and US-based participants are invited to access the replay by dialing (888) 326-9310. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat's EBITDA before the impact of non-cash share-based payment charges, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, operating income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock option expenses as per ASC 718 (formerly SFAS 123(R)) and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited	Audited	Unaudited	Unaudited

Revenues	197,543	235,133	67,682	73,097
Cost of revenues	143,318	151,498	47,181	47,325
Impairment of long lived assets	10,137	-	10,137	-
Gross profit	44,088	83,635	10,364	25,772

Research and development expenses:
Expenses incurred	24,952	27,635	5,709	6,804
Less - grants	2,540	2,477	1,977	675
	22,412	25,158	3,732	6,129
Selling and marketing expenses	24,823	32,537	6,098	7,257
General and administrative expenses	18,644	20,903	3,418	6,892
Restructuring costs	1,508	-	522	-
Goodwill impairment	20,402	-	-	-
Total operating expenses	87,789	78,598	13,770	20,278
Operating income (loss)	(43,701)	5,037	(3,406)	5,494
Financial expenses, net	(7,243)	(3,837)	(1,393)	(1,939)
Income (loss) before taxes on income	(50,944)	1,200	(4,799)	3,555
Taxes on income	1,190	1,901	450	1,118
Income (loss) from continuing operations	(52,134)	(701)	(5,249)	2,437
Loss from discontinued operations	(200)	(795)	-	-
Net income (loss)	(52,334)	(1,496)	(5,249)	2,437

Net income (loss) per share from continuing operations (basic and diluted)	(1.19)	(0.02)	(0.12)	0.06
Loss per share from discontinued operations (basic and diluted)	(0.00)	(0.02)	-	-
Net Income (loss) per share (basic and diluted)	(1.19)	(0.04)	(0.12)	0.06

Weighted average number of shares used in
computing net income (loss) per share
Basic	43,655,309	42,444,482	44,311,825	42,664,812
Diluted	43,655,309	42,444,482	44,311,825	43,165,834

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Three months ended			Three months ended
	31 December 2015			31 December 2014
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Gross profit	10,364	11,387	21,751	25,772	1,251	27,023
Operating expenses	13,770	(896)	12,874	20,278	(741)	19,537
Operating income (loss)	(3,406)	12,283	8,877	5,494	1,992	7,486
Income (loss) before taxes on income	(4,799)	12,283	7,484	3,555	1,992	5,547
Net income (loss)	(5,249)	12,283	7,034	2,437	1,992	4,429

Basic net income (loss) per share	(0.12)	0.28	0.16	0.06	0.04	0.10

Diluted net income (loss) per share	(0.12)	0.28	0.16	0.06	0.04	0.10

Weighted average number of shares used in
computing net income (loss) per share
Basic	44,311,825		44,311,825	42,664,812		42,664,812
Diluted	44,311,825		44,567,776	43,165,834		43,640,235

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to Shares acquisition transactions, impairments, restructuring costs and net income (loss) from discontinued operations.

	Three months ended	Three months ended
	31 December 2015	31 December 2014
	Unaudited	Unaudited

GAAP net income (loss)	(5,249)	2,437
Gross profit:
Non-cash stock-based compensation expenses:	52	53
Amortization of intangible assets related to acquisition transactions	1,198	1,198
Impairment of long lived assets	10,137	-
	11,387	1,251
Operating expenses:
Non-cash stock-based compensation expenses	184	529
Amortization of intangible assets related to acquisition transactions	190	212
Restructuring costs	522	-
	896	741

Non GAAP net income (loss)	7,034	4,429

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except share and per share data)

	Year ended			Year ended
	31 December 2015			31 December 2014
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited

Gross profit	44,088	15,146	59,234	83,635	5,024	88,659
Operating expenses	87,789	(24,399)	63,390	78,598	(3,043)	75,555
Operating income (loss)	(43,701)	39,545	(4,156)	5,037	8,067	13,104
Income (loss) before taxes on income	(50,944)	39,545	(11,399)	1,200	8,067	9,267
Income (loss) from continuing operations	(52,134)	39,545	(12,589)	(701)	8,067	7,366
Loss from discontinued operations	(200)	200	-	(795)	795	-
Net income (loss)	(52,334)	39,745	(12,589)	(1,496)	8,862	7,366

Basic loss per share from continuing operations	(1.19)			(0.02)
Basic loss per share from discontinued operations	(0.00)			(0.02)
Basic net income (loss) per share	(1.19)	0.90	(0.29)	(0.04)	0.21	0.17

Diluted loss per share from continuing operations	(1.19)			(0.02)
Diluted loss per share from discontinued operations	(0.00)			(0.02)
Diluted net income (loss) per share	(1.19)	0.90	(0.29)	(0.04)	0.21	0.17

Weighted average number of shares used in
computing net income (loss) per share
Basic	43,655,309		43,655,309	42,444,482		42,444,482
Diluted	43,655,309		43,655,309	42,444,482		43,621,979

(1)
Adjustments reflect the effect of non-cash stock based compensation as per ASC 718, amortization of intangible assets related to Shares acquisition transactions, impairments, restructuring costs and net income (loss) from discontinued operations.

	Year ended	Year ended
	31 December 2015	31 December 2014
	Unaudited	Unaudited

GAAP net income (loss)	(52,334)	(1,496)
Gross profit:
Non-cash stock-based compensation expenses:	217	232
Amortization of intangible assets related to acquisition transactions	4,792	4,792
Impairment of long lived assets	10,137	-
	15,146	5,024
Operating expenses:
Non-cash stock-based compensation expenses	1,684	2,193
Amortization of intangible assets related to acquisition transactions	805	850
Goodwill impairment	20,402	-
Restructuring costs	1,508	-
	24,399	3,043

Loss from discontinued operations	200	795

Non GAAP net income (loss)	(12,589)	7,366

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(43,701)	5,037	(3,406)	5,494
Add:
Non-cash stock-based compensation expenses	1,901	2,425	236	582
Restructuring costs	1,508	-	522	-
Impairment of goodwill and long lived assets	30,539	-	10,137	-
Depreciation and amortization	15,072	15,951	3,613	4,325
EBITDA	5,319	23,413	11,102	10,401

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2015	2014
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	18,435	27,726
Restricted cash	100,779	25,983
Restricted cash held by trustees	8,524	15,441
Trade receivables, net	50,984	57,728
Inventories	25,358	25,112
Other current assets	16,223	14,760
Total current assets	220,303	166,750

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	179	216
Severance pay funds	7,545	8,085
Other long term receivables and deferred charges	221	12,124
Total long-term investments and receivables	7,945	20,425

PROPERTY AND EQUIPMENT, NET	81,963	90,893

INTANGIBLE ASSETS, NET	17,154	22,970

GOODWILL	43,468	63,870

TOTAL ASSETS	370,833	364,908

	December 31,	December 31,
	2015	2014
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit and loans	7,000	15,857
Current maturities of long-term loans	4,542	4,595
Trade payables	17,210	22,850
Accrued expenses	23,481	22,475
Advances from customers	82,813	2,940
Advances from customers, held by trustees	8,515	12,858
Other current liabilities	16,213	18,587

Total current liabilities	159,774	100,162

LONG-TERM LIABILITIES:
Accrued severance pay	7,506	8,157
Long-term loans, net of current maturities	21,493	26,271
Other long-term liabilities	3,978	5,179

Total long-term liabilities	32,977	39,607

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	2,048	1,966
Additional paid-in capital	884,126	876,624
Accumulated other comprehensive loss	(3,727)	(1,420)
Accumulated deficit	(704,365)	(652,031)

Total equity	178,082	225,139

TOTAL LIABILITIES AND EQUITY	370,833	364,908

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited	Audited	Unaudited	Unaudited
Cash flows from operating activities:
Net income (loss)	(52,334)	(1,496)	(5,249)	2,437
Loss from discontinued operations	200	795	-	-
Net income (loss) from continuing operations	(52,134)	(701)	(5,249)	2,437
Adjustments required to reconcile net income (loss)
to net cash generated provided by (used in) operating activities:
Depreciation and amortization	15,072	15,951	3,613	4,325
Goodwill impairment	20,402	-	-	-
Impairment of long lived assets	10,137	-	10,137	-
Stock-based compensation	1,901	2,425	236	582
Accrued severance pay, net	(111)	301	163	259
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	842	858	635	394
Exchange rate differences on long-term loans	(288)	(416)	(67)	(105)
Capital loss (gain) from disposal of property and equipment	82	430	(39)	189
Deferred income taxes, net	1	7	(10)	63
Decrease (increase) in trade receivables, net	4,553	(2,457)	(12,177)	(3,995)
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	998	(20,251)	136	(8,520)
Decrease (increase) in inventories	(2,821)	(445)	2,090	781
Increase in restricted cash directly related to operating activities, net	(87,004)	-	(34,268)	-
Increase (decrease) in trade payables	(5,133)	2,226	2,514	6,930
Increase in accrued expenses	2,935	5,401	3,444	3,910
Increase (decrease) in advance from customers	79,884	(25,935)	24,268	(13,511)
Increase (decrease) in advances from customers, held
by trustees	(2,243)	14,068	6,168	14,133
Decrease in other current liabilities and other long term liabilities	(1,860)	(7,624)	(1,454)	(447)
Net cash provided by (used in) operating activities	(14,787)	(16,162)	140	7,425

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2015	2014	2015	2014
	Unaudited	Audited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(3,930)	(12,630)	(821)	(435)
Investment in restricted cash held by trustees	(16,634)	(24,869)	(10,525)	(18,955)
Proceeds from restricted cash held by trustees	21,501	12,306	2,852	3,681
Investment in restricted cash (including long-term)	(22,717)	(12,788)	(306)	(2,207)
Proceeds from restricted cash (including long-term)	34,120	11,228	1,561	10,996
Net cash provided by (used in) investing activities	12,340	(26,753)	(7,239)	(6,920)

Cash flows from financing activities:
Capital lease payments	(609)	(234)	(201)	(148)
Issuance of restricted stock units and exercise of stock options	5,683	1,185	88	437
Payment of obligation related to the purchase of intangible assets	(500)	(500)	-	-
Short term bank credit, net	(5,897)	16,571	(2,086)	2,394
Repayment of long-term loans	(4,544)	(4,633)	(135)	(149)
Net cash provided by (used in) financing activities	(5,867)	12,389	(2,334)	2,534

Effect of exchange rate changes on cash and cash equivalents	(977)	(172)	145	49

Increase (decrease) in cash and cash equivalents	(9,291)	(30,698)	(9,288)	3,088

Cash and cash equivalents at the beginning of the period	27,726	58,424	27,723	24,638

Cash and cash equivalents at the end of the period	18,435	27,726	18,435	27,726